Exhibit 2

Burkle Sues Morgans Hotel Group Co.

LOS ANGELES, June 27, 2013 — The Yucaipa Companies, an investment firm owned by Ron Burkle, announced today that it filed suit against Morgans Hotel Group Co. (NASDAQ: MHGC) to protect its rights in the Company.

Today Yucaipa filed a complaint in New York state court against Morgans, alleging Morgans’ breach of its transaction agreements with Yucaipa, and seeking to enforce rights and remedies under those agreements.  Yucaipa will continue to pursue all of its rights and remedies under all of its agreements with Morgans, which OTK Associates, which controls the Morgans board, has publicly stated it will honor.

Yucaipa released the following statement:

We previously expressed our disappointment with the election to the Morgans board of the slate of directors nominated by OTK Associates.  We continue to be skeptical that OTK’s representatives will pursue a sale of Morgans.  As the largest stakeholder in Morgans, through ownership of all of the Company’s outstanding preferred stock, over 50% of its convertible notes, as well as warrants for 12.5 million shares of common stock, Yucaipa must take action to protect its interests.

About The Yucaipa Companies

The Yucaipa Companies is a premier investment firm that has established a record of fostering economic value through the growth and responsible development of companies.  As an investor, Yucaipa works with management to strategically reposition businesses and implement operational improvements, resulting in value creation for stakeholders, customer and employees.  Since its founding in 1986, the firm has completed mergers and acquisitions valued at more than $35 billion.  For more information visit www.yucaipaco.com